Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the year ended December 31, 2011 is as of March 26, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a research-based biopharmaceutical company focused on the discovery, development and commercialization of new therapies that will improve the life and health of patients. We have one product, BRINAVESS™, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia or abnormal rhythm, of the upper chambers of the heart. We have several pre-clinical projects directed at various therapeutic indications for which there is a high unmet medical need.

Vernakalant (iv)

Exclusive global rights to the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) are held by Merck & Co., Inc. directly or indirectly through an affiliate (collectively “Merck”), known as MSD outside the United States and Canada, under two separate collaborative agreements.

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (iv) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change. We will continue to be responsible for 25 percent of the development costs for vernakalant (iv) in North America up to FDA approval, while Merck will be responsible for 75 percent of the development costs and all future commercialization costs for vernakalant (iv) in North America.

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (iv) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4. In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.

Outside North America

In Q3-2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.  As a result of the European marketing approval, we received a $30 million milestone payment from Merck in Q3-2010, which was in addition to a $15 million milestone payment received from Merck in Q3-2009 when we announced that Merck had filed a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (iv) in the European Union.  In 2011, BRINAVESS was also granted marketing approval in several countries outside of the European Union.  As of Q1-2012, BRINAVESS is approved in 37 countries.  In the Asia-Pacific region, Merck has initiated a Phase 3 trial that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining countries for which marketing approval has been obtained.  Merck anticipates launching the product in approximately 30 additional countries in 2012.  We continue to earn royalty revenue from Merck for the sale of BRINAVESS™ in countries in which it is launched.

North America

In 2006, our former partner, Astellas, submitted an NDA for vernakalant (iv) to the FDA seeking approval to market vernakalant (iv) in the United States for the conversion of atrial fibrillation. In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009.  In Q4-2010, we announced that Astellas suspended patient enrollment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (iv) in North America. Merck and the FDA have agreed to close the ACT 5 trial and analyze the results generated to date.  Merck has begun discussions with the FDA to determine the next steps for the development of vernakalant (iv) in the United States and we will announce those plans once they are agreed upon and are final.

Vernakalant (oral)

Exclusive global development and marketing rights to the oral formulation of vernakalant hydrochloride (“vernakalant (oral)”), a product candidate for the long-term prevention of atrial fibrillation recurrence, are held by Merck. In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck recently completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures is scheduled by Merck to start in late 2011.  This additional Phase I study was initiated in 2011 and we expect results in the first half of 2012. In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).  We understand that Merck’s decision was based on its assessment of the regulatory environment and projected development timeline.

GED-aPC

In Q2-2007, we acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company. To date, our partnership efforts have not resulted in additional funding for continued development of GED-aPC and as a result, we have written off the carrying value of the asset in our consolidated financial statements.

CORPORATE DEVELOPMENT

Consent to transfer North American Rights for Vernakalant (iv)

In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  Merck now holds exclusive global rights to vernakalant (iv) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change.

Positive Phase 1 PK/PD Trial Results for Vernakalant (oral)

In November 2011, we announced that Merck recently completed an additional multiple rising-dose Phase 1 study and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial was initiated in 2011 and we expect results in the first half of 2012.

Merck’s development plans for Vernakalant (oral)

In March 2012, we announced Merck’s decision to discontinue further development of vernakalant (oral).  We understand that Merck’s decision was based on its assessment of the regulatory environment and projected development timeline.  In response to this decision, we plan to reduce our annual operating expenses to approximately half of our current expenditure.  We expect to achieve this reduction through a review of our current expenditures and implementation of cost reduction initiatives including a reduction of our workforce.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:
Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	Approvable letter received in 2008.	$ 101.7

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™.

	European Comparator (AVRO) Study	Final results released in Q2-2010.

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010.

	Phase 3 ACT 5 study	Study closed, awaiting results to date.

	Post Approval Study	Spectrum (post approval safety study) initiated in 2011

Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.3

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed

Additional Phase 1 trial underway

Development discountinued by Merck
Current Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	12.9

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

During Q4-2011 we continued to support Merck in the development of vernakalant (iv) globally.

Vernakalant (oral)

During Q4-2011, we continued to support Merck in the development of vernakalant (oral).  In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).

GED-aPC

During Q4-2011, the parent compound to GED-aPC was withdrawn from worldwide markets, our partnership efforts did not provide additional funding for development, and we wrote off the carrying value of the asset in our financial statements.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage assets. Our internal technology focus is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation.  The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders. Our lead pre-clinical product candidates leverage our expertise in ion channel and cardiovascular research.  In 2012, we expect to initiate manufacturing and toxicology efforts in order to support an IND filing for one of our assets in late 2012 or early 2013.

We continue to review the external world for other assets which could mainly leverage off our current expertise in ion-channel modulation or in diseases associated with ion-channel dysfunction.  We will assess the impact of any considered transaction on our capital structure or operational costs.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-102 or other applicable securities legislation or in reports filed or submitted by us under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ and the SEC’s rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011 and concluded that such disclosure controls and procedures were effective as of December 31, 2011 and provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2011.  See the Report of Independent Registered Public Accounting Firm as of December 31, 2011.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the year ended December 31, 2011, from those disclosed in the MD&A for the year ended December 31, 2010.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting.  These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2011.

Revenue Recognition

We earn revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangements; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

We also earn royalty revenue from one of our collaboration and license agreements from the commercial sale of an approved product.

The upfront fees are deferred and amortized straight-line over the expected term of our continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and are collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms and when royalties from our collaborative partner are determinable and collectibility is reasonably assured, such as upon the receipt of a royalty statement from our collaborative partner.

Collaboration arrangements entered into by us may be revenue arrangements with multiple deliverables. We review multiple deliverable arrangements and treat elements as separate units of accounting if the following criteria are met:

•	delivered item(s) has standalone value; and
•	if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor

Revenue is allocated among the separate units at inception based on their relative selling price. If vendor-specific objective evidence or third-party evidence of selling price does not exist then revenue is allocated using estimated selling prices of deliverables. Revenue from a multiple deliverable arrangement is recognized as a single unit of accounting when the elements in the arrangement do not meet the criteria for separation. Revenue recognized as a single unit of accounting during the period of ongoing involvement is deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that we are entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. During this period, we will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met. Changes in estimates are recognized prospectively when changes to the expected term are determined. Subsequent to the period of our ongoing involvement, milestone payments and fees based on the number of full time research staff will be recognized as detailed above.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial.  These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities.  We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment, the level of services provided and goods delivered, the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials.  Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Changes in Significant Accounting Policies

Multiple-Deliverable Revenue Arrangements:

On January 1, 2011, we prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) associated with multiple-deliverable revenue arrangements. These amendments (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method; and (d) significantly expand related disclosure requirements. The adoption of the amendments did not have a material impact on our consolidated financial position, results of operations or cash flows for the periods presented.

Milestone method of revenue recognition:

On January 1, 2011, we prospectively adopted guidance issued by the FASB on the milestone method of revenue recognition for research and development transactions. This method relates to consideration that is contingent upon achievement of a milestone such as the payments provided for under our collaboration and license agreements. We determine the revenue recognition of contingent milestones at the inception of a collaboration and license agreement. Payments are recognized in their entirety in the period earned for substantive milestones for which the consideration (a) is commensurate with our performance to achieve the milestone or enhance the value of the delivered item, (b) relates to past performance and (c) is reasonable relative to the deliverables and payment terms within the agreement. We have determined all our milestones under our current collaboration and license agreements to be substantive. There have been no milestones recognized since adoption. The adoption of the guidance did not have a material impact on the timing or pattern of revenue recognition relative to our collaboration and license agreements nor is expected to in future periods.

Impact of Accounting Pronouncements Affecting Future Periods

Fair Value Measurements:

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flows.

Comprehensive Income:

In June and December 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flows.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data prepared in accordance with U.S. GAAP for our last three fiscal years:

(in thousands of U.S. dollars)	For the Years Ended December 31
	2011	2010	2009.
Revenue	$1,505	$66,064	$50,201
Net income (loss)	(27,920)	35,499	2,354
Basic and diluted income (loss) per common share	(0.46)	0.58	0.04
Total assets	$54,035	$82,324	$53,505
Long term obligation(1)	25,445	25,486	696

(1)  Amounts represent tenant inducements and a $25.0 million advance from Merck.

We have not declared any cash dividends since inception.

Revenues were higher in fiscal 2009 and 2010, compared to fiscal 2011, due to receipt of an upfront payment, milestone payments and proceeds from the shipment of clinical supplies under our collaboration and license agreement with Merck. Revenue was higher in 2010 compared to 2009 due to the timing of these payments and achievement of the milestones.

Net income was higher in fiscal 2010 compared to fiscal 2009 due to higher revenue in fiscal 2010 and reduced expenditures for: (i) vernakalant (oral) as costs of development for this program are the responsibility of Merck pursuant to the collaboration and license agreement with Merck, (ii) vernakalant (iv) due to the completion of the AVRO Phase 3 comparator study in 2009 and (iii) GED-aPC due to the completion of the phase 1 clinical trial in 2009.

Total assets were higher in fiscal 2010 compared to fiscal 2009 and 2011 due to a higher cash and cash equivalents balance resulting from a drawdown of $25 million of secured, interest bearing long-term debt pursuant to a credit facility with Merck, as part of a collaboration and license agreement.

RESULTS OF OPERATIONS

We recorded a net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011, compared to net income of $35.5 million ($0.58 basic and diluted income per share) for the year ended December 31, 2010.

The net loss for fiscal 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs. The net income for fiscal 2010 was largely due to recognition of a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) and revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement. These amounts were fully recognized prior to the end of 2010.

In 2012, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from licensing, research collaborative and other fees.

Revenue

Total revenue for fiscal 2011 was $1.5 million, a decrease of $64.6 million from $66.1 million in fiscal 2010. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments and royalties from our collaborative partners, as well as proceeds from shipment of clinical supplies to Merck. We recorded licensing and other fees of $0.5 million and $65.2 million for fiscal years 2011 and 2010, respectively. The licensing and other fees recognized in 2010 were primarily attributable to the $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) in Q3-2010 and recognition of deferred revenue related to payments received from Merck in 2009.

Royalty revenue is expected to grow from 2011 levels as BRINAVESS™ gains market acceptance and is launched in additional countries throughout Europe and other markets worldwide. We expect Merck to launch BRINAVESS™ in approximately 30 countries worldwide in 2012. We also expect royalty revenue to grow as additional approvals are achieved and pricing and reimbursement is attained.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $1.1 million in fiscal 2011 and $0.8 million in fiscal 2010. Research collaborative fees are not expected to be significant during the next year.
In the future, we may earn additional revenue from our collaboration and licensing agreements with Merck for the development of vernakalant (iv) or from future partnerships around any of our pipeline products.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Years Ended December 31
	2011	2010
Clinical Development Programs
Vernakalant (iv)	$5,382	$8,297
Vernakalant (oral)	799	1,098
GED-aPC	361	1,061
	$6,542	$10,456
Research Projects
Other projects (including pre-clinical studies)	8,682	4,883
Total research and development expenditures	$15,224	$15,339

Research and development (“R&D”) expenditures were $15.2 million for fiscal 2011 as compared to $15.3 million for fiscal 2010. R&D expenditures consist of clinical development expenditures and research expenditures.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for fiscal 2011 were $6.5 million as compared to $10.5 million for fiscal 2010. The decrease of $4.0 million in expenditures was primarily due to reduced costs for vernakalant (iv) as a result of patient enrollment for the ACT 5 trial being suspended in Q4-2010, as well as reduced costs for our GED-aPC program as a result of a decision not to continue development of the technology.

During fiscal 2011, we continued to incur costs in support of the vernakalant (iv) program, including costs related to the ACT 5 trial for vernakalant (iv) to follow up with existing patients and to monitor and analyze the data collected. We also continued to incur costs in support of the vernakalant (oral) program, which primarily consisted of internal staff costs. Expenditures related to our GED-aPC program were at a minimal level.

In 2012, we will continue to incur costs related to the vernakalant (iv) program, including costs to assist Merck and the FDA in determining a path forward and our portion of any development costs related to vernakalant (iv) in North America. We expect 2012 clinical development expenditures to be lower than 2011 as we implement our cost savings measures.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for fiscal 2011 were $8.7 million as compared to $4.9 million for fiscal 2010. The increase of $3.8 million in expenditures was primarily due to increased allocation of internal staff resources to pre-clinical product candidates as they advance in the pre-clinical process.

In fiscal 2012, we will continue to incur costs related to the development of our pre-clinical and early stage research projects. These costs are expected to be lower than research expenditures in 2011.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for fiscal 2011 were $11.5 million as compared to $12.9 million for fiscal 2010. The decrease in G&A expenditures for fiscal 2011, compared to fiscal 2010, was due primarily to decreases in stock-based compensation expense and consulting fees.

For fiscal 2012, we expect our G&A expenditures to be lower than in fiscal 2011 as a result of cost reduction initiatives.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $25 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Other expense for fiscal 2011 and 2010 was $1.5 million and $1.2 million, respectively.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total revenue	$401	$274	$443	$387
Research and development	3,442	3,903	4,073	3,806
General and administration	2,095	2,764	3,466	3,224
Net loss	$(5,898)	$(7,153)	$(7,723)	$(7,146)
Loss per share
Basic and diluted	$(0.10)	$(0.12)	$(0.13)	$(0.12)

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010

Total revenue	$374	$30,221	$12,424	$23,045
Research and development	4,417	3,486	3,682	3,754
General and administration	2,740	3,505	3,272	3,358
Net income (loss)	$(7,302)	$22,768	$4,560	$15,473
Income (loss) per share
Basic	$(0.12)	$0.37	$0.08	$0.26
Diluted	(0.12)	0.37	0.07	0.26

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Licensing and other fees:

The timing of payments and achievement of milestones under our collaboration and license agreements resulted in the variations in revenue. Revenue earned in Q1-2010 and Q2-2010 related to a $60.0 million upfront payment, MAA milestone payment and proceeds from shipment of clinical supplies under the collaboration and license agreement with Merck. Revenue for Q3-2010 was mainly due to a $30.0 million milestone payment from Merck relating to the marketing approval in Europe of vernakalant (iv).

Research and Development Expenditures:

The timing of clinical trials and research work performed resulted in the variations in R&D expenditures.

General and Administration Expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in G&A expenditures.

FOURTH QUARTER 2011 COMPARED TO FOURTH QUARTER 2010

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)	For the Quarter Ended December 31
	2011	2010
Revenue
Licensing and other fees	$81	$88
Research collaborative fees	320	286
	401	374
Expenses
Research and development	3,442	4,417
General and administration	2,095	2,740
Amortization	270	264
Loss on write-down of intangible assets	95	25
	5,902	7,446
Operating loss	(5,501)	(7,072)
Other expenses (income):
Interest expense	559	563
Other income	(148)	(206)
Foreign exchange gain	(14)	(127)
	397	230
Net loss for the period	(5,898)	(7,302)
Deficit, beginning of period	(281,306)	(251,982)
Deficit, end of period	$(287,204)	$(259,284)
Basic and diluted loss per share	$(0.10)	$(0.12)
Weighted average number of common shares	61,129,091	61,052,199

Revenue of $0.4 million for Q4-2011 was consistent with revenue in Q4-2010.

R&D expenditures of $3.4 million in Q4-2011 decreased by $1.0 million as compared to the same period in 2010 because patient enrollment in the ACT 5 trial continues to be suspended pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). Our R&D expenditures for Q4-2011 include $1.1 million in clinical development expenses related to our support of Merck with vernakalant and $2.3 million in research costs related to our internal pre-clinical projects.

G&A expenditures of $2.1 million in Q4-2011 decreased by $0.6 million as compared to the same period in 2010 mainly as a result of lower stock-based compensation expense and consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during fiscal 2011 were financed mainly by working capital carried forward from the preceding fiscal year. At December 31, 2011 we had available cash reserves of $48.6 million, comprised of cash and cash equivalents, and in January 2012 we received an additional $25.0 million advance on our line of credit from Merck. We believe that this combined $73.6 million, the anticipated cash inflows from our collaborative partner, and available credit facility will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities.  Our cash reserves will continue to fund pre-clinical research efforts and our portion of costs related to the development of vernakalant globally.

At December 31, 2011, we had working capital of $47.2 million compared to $72.7 million at December 31, 2010. We had available cash reserves comprised of cash and cash equivalents of $48.6 million at December 31, 2011 compared to $76.9 million at December 31, 2010.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2011	2010
Cash provided by (used in) operating activities	$(27,609)	$2,677
Cash used in investing activities	(1,019)	(584)
Cash provided by financing activities	358	27,359
Effect of foreign exchange rate on cash and cash equivalents	26	166
Net increase (decrease) in cash and cash equivalents	$(28,244)	$29,618

Cash used in operating activities in fiscal 2011 was $27.6 million, a decrease of $30.3 million from cash provided by operating activities of $2.7 million in fiscal 2010. The decrease of cash flow was primarily due to the receipt of a $30.0 million milestone payment in fiscal 2010.

Cash used in investing activities in fiscal 2011 of $1.0 million and in fiscal 2010 of $0.6 million relates to the purchase of equipment and incurrence of patent costs.

Cash provided by financing activities was $0.4 million in fiscal 2011, as compared to $27.4 million in fiscal 2010. The primary source of cash in 2010 was a $25.0 million advance from Merck.

Contractual Obligations

As of December 31, 2011 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2012	2013	2014	2015		2016		There-after	Total
Other long-term obligations	$31	$35	$6	$ Nil	$	Nil		$ Nil	$72
Operating lease obligations	1,687	1,693	1,296	1,221		1,221		5,411	12,529
Commitments for clinical research agreements and other agreements	586	3	2	Nil		Nil		Nil	591
Long-term debt	Nil	Nil	Nil	Nil		25,000	(1)	Nil	25,000
Interest expense on long-term debt(2)	2,236	2,230	2,230	2,230		2,236		Nil	11,162
Total	$4,540	$3,961	$3,534	$3,451		$28,457		$5,411	$49,354

(1)
This includes a $25.0 million advance, which must be repaid in full by December 31, 2016. We may, at our option, repay all or a portion of this advance prior to December 31, 2016, without premium or penalty.

(2)	Interest expense obligations have been calculated based on the interest rate in effect at December 31, 2011.

In addition to the contractual obligations above, we must repay in full by December 31, 2017, a $25.0 million advance received from Merck in January 2012. We may, at our option, repay all or a portion of this advance prior to December 31, 2017, without premium or penalty, or we may draw down other available tranches and use the proceeds to pay down earlier advances, thereby effectively extending the repayment date. Interest will be payable quarterly on this advance at LIBOR, which resets annually, plus 8% per annum.

Outstanding Share Capital

As of March 26, 2012, there were 61,129,091 common shares issued and outstanding, and 4,762,941 common shares issuable upon the exercise of outstanding stock options (of which 3,778,648 were exercisable) at a weighted average exercise price of CAD $7.11 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2011 was $0.1 million (2010 - $0.1 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.6 million of legal fees for services provided by this legal firm in fiscal 2011 and fiscal 2010.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At December 31, 2011, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.